UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            THE WARNACO GROUP, INC.
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                   934390105
                                (CUSIP Number)

                               Linda J. Wachner
                       (Name of Person Filing Statement)

                               Linda J. Wachner
                            The Warnaco Group, Inc.
                                90 Park Avenue
                           New York, New York  10016
                            Tel. No.:(212) 661-1300
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               January 17, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].
         Check the following box if a fee is being paid with this statement:
[ ].
                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 93490105          |             | Page 2 of 7 Pages            |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Linda J. Wachner                                                   |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    | PF, SC, BK                                                         |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | United States                                                      |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 7,119,000                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | NONE                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 7,069,000                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | NONE                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 7,119,000                                                          |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW EXCLUDES               _  |
|    | CERTAIN SHARES                                                 |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                      |
|    | 12.93%                                                             |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    | IN                                                                 |
|____|____________________________________________________________________|
   SEC 1746 (9-88) 2 of 7

         Linda J. Wachner hereby amends and supplements her Report on Schedule 13D, initially filed on February 22, 1993, as amended on November 30, 1993 and March 7, 1995 (the "Schedule 13D") with respect to the purchase and granting of options of shares of Class A Common Stock, $.01 par value (the "Shares") of The Warnaco Group, Inc. (the "Company"). The Company declared a stock split in the form of a stock dividend of two Shares of Common Stock for every one Share of Common Stock, which was distributed on October 3, 1994. All Share numbers contained in this Schedule 13D have been restated to reflect the stock split.
         Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
         Item 3.  Source and Amount of Funds or Other Considerations.
         The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:
         Of the 7,119,000 Shares beneficially owned by Mrs. Wachner:
         (i) 2,561,000 Shares were acquired by Mrs. Wachner pursuant to the Warnaco Amended and Restated 1988 Employee Stock Purchase Plan in exchange for $430 in cash and a non-recourse non-interest bearing promissory note payable to the Company, the current principal amount which is $5,971,430. Mrs. Wachner has pledged such Shares to Warnaco pursuant to a pledge agreement to secure the payment of such promissory note. The promissory note and pledge agreement were filed as Exhibits A and B to Amendment No. 1 to Schedule 13D filed November 30, 1993.
         (ii) 3,900,000 Shares are purchasable upon the exercise of Warnaco employee stock options held by Mrs. Wachner.
         (iii) 275,000 Shares were granted to Mrs. Wachner as a restricted stock award on August 9, 1995 and are subject to restrictions on transfer that lapse with respect to 25% of such Shares on each anniversary of the date of grant.
         (iv) The remaining 383,000 Shares were acquired by Mrs. Wachner using a combination of personal funds and funds borrowed from Citibank, N.A. and Bank of California. All of such borrowings have been repaid.
         Item 5.  Interest in Securities of the Issuer.
         The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:
         (a) Mrs. Wachner beneficially owns an aggregate of 7,119,000 Shares which represents 12.93% of all outstanding Shares. The 7,119,000 Shares beneficially owned by Mrs. Wachner, includes (i) 3,900,000 Shares purchasable upon the exercise of Warnaco employee stock options held by Mrs. Wachner and
(ii) 50,000 Shares held by the Linda J. Wachner Charitable Trust of which Mrs. Wachner is the Trustee.
         Except as set forth in this Item 5(a), Mrs. Wachner does not beneficially own any Shares. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of Shares.
         (b) Mrs. Wachner has the sole power to vote and dispose of all Shares beneficially owned except for the 50,000 Shares held by the Linda J. Wachner Charitable Trust. As Trustee of the Linda J. Wachner Charitable
Trust, Mrs. Wachner has the sole power to vote the 50,000 Shares held by the Linda J. Wachner Charitable Trust and Kenneth I. Starr, the Special Trustee for the Linda J. Wachner Charitable Trust, has the sole power to dispose of such 50,000 Shares.
         Mr. Starr's business address is Starr & Co., P.C., 350 Park Avenue, New York, NY 10022. Mr. Starr's principal occupation is as a partner in the accounting firm of Starr & Co., P.C. During the last five years, Mr. Starr has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Starr is a citizen of the United States.
         (c) The only transactions in Shares effected by Mrs. Wachner during the past 60 days are that on January 17, 1996, Mrs. Wachner was granted
Warnaco employee stock options to purchase 1,000,000 Shares at $24.375 per share, all of which options are currently exercisable.
         (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares that she beneficially owns other than the 50,000 Shares held by the Linda J. Wachner Charitable Trust.
         (e)  Inapplicable

         Item 7.  Material to be Filed as Exhibits.

         None.

                                  SIGNATURES
         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  January 31, 1996



                                 By:  Linda J. Wachner
                                      ----------------
                                      Linda J. Wachner